Transamerica Asset Management 1801 California St., Suite 5200 Denver, Colorado 80202

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

May 22, 2017

Re:	Transamerica ETF Trust (the “Trust”)

File Nos. 333-216648 and 811-23237

Dear Mr. Cowan:

This letter responds to comments you provided in a letter dated April 12, 2017, with respect to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed on March 13, 2017 and included disclosure with respect to the following five series of the Trust: DeltaShares S&P 500 Managed Risk ETF, DeltaShares S&P MidCap 400 Managed Risk ETF, DeltaShares S&P SmallCap 600 Managed Risk ETF, DeltaShares International Managed Risk ETF and DeltaShares S&P Emerging Markets Managed Risk ETF (each, a “Fund”).

General

1.	Comment: We note that many portions of the registration statement are incomplete and contain brackets or other generic placeholders. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Trust acknowledges the Staff’s comment.

2.	Comment: We note that the Trust has applied for an order under section 6(c) for exemptive relief from certain provisions of the Investment Company Act of 1940 (the “1940 Act”). Please confirm in your response letter that the disclosure contained in the registration statement is and will continue to be in compliance with all of the terms and conditions of the application and order. In this regard, please note that the staff is of the view that it would be inappropriate to accelerate the registration statement prior to such time as the applicant receives an order granting the requested exemptive relief. Also, please advise us if you expect to submit any additional exemptive applications or no-action requests in connection with the registration statement.

Mark Cowan

May 22, 2017

Response: The Trust acknowledges the Staff’s comment. The Trust does not expect to submit any additional exemptive applications or no-action requests in connection with the registration statement.

3.	Comment:Please explain to the staff the significance of the term “DeltaShares” in the name of each Fund.

Response: The term “DeltaShares” is a trademarked term that Transamerica Asset Management, Inc., the Funds’ investment manager, intends to use as a trade name for its ETF products.

4.	Comment:For each Fund, please provide a “white paper” or similar documentation that describes the Underlying Index methodology. Also, please provide a representation in your letter that states the methodology is rules based, permits no or limited discretion and is in compliance with the ETF order. If discretion may be used in limited circumstances, please specify (e.g. to prevent major market harm or to preserve the integrity of the Underlying Index).

Response: The Underlying Index methodology for each Fund will be provided supplementally under separate cover. The Trust represents that the methodology for each Fund is rules based, permits no discretion, and is in compliance with the ETF order.

5.	Comment:Please include the Underlying Index license or sublicense agreement to which each Fund is a party as an exhibit to the registration statement.

Response: The sublicense agreement to which each Fund is a party will be included as an exhibit to the registration statement.

Prospectus

DeltaShares S&P 500 Managed Risk ETF, DeltaShares S&P MidCap 400 Managed Risk ETF, DeltaShares S&P SmallCap 600 Managed Risk ETF, DeltaShares International Managed Risk ETF and DeltaShares S&P Emerging Markets Managed Risk ETF1

Principal Investment Strategies

6.	Comment: Composition of ETF Underlying Index. The pending exemptive order for the ETF is based, among other things, upon the ETF’s representation that it will invest at least 80% of its assets in the component securities that comprise the Underlying Index. Separate from those component securities, the order allows ETFs to count only investments in “to be announced” securities and depositary receipts relating to those component securities toward that 80% requirement. The disclosure does not make clear whether the Fund’s investments satisfy this requirement. Please clarify supplementally whether in fact this is the case and revise the disclosure to clarify the matter.

[1]	The following comments apply to all Funds. Specific comments applicable to individual Funds will be noted separately.

Mark Cowan

May 22, 2017

Response: The Trust confirms it may count “to be announced” securities and depositary receipts relating to component securities towards the 80% requirement of the pending exemptive order. Consistent with the pending exemptive order, the Trust has replaced the first sentence in each “The Fund’s Principal Investment Strategy” section with the following:

Under normal market conditions, the [Fund] invests a substantial portion, but at least 80%, of its assets, exclusive of collateral held from securities lending, in securities comprising the [Underlying Index]. “To be announced” transactions representing component securities comprising the Underlying Index and depositary receipts based on component securities in the Underlying Index (or, in the case of depositary receipts which themselves are component securities, underlying stocks in respect of such depositary receipts) are included in the above-noted investment policy.

In addition, the following has been added to the “More on Each Fund’s Strategies and Investments” section:

Under normal market conditions, each Fund invests a substantial portion, but at least 80%, of its assets, exclusive of collateral held from securities lending, in securities comprising its Underlying Index. “To be announced” transactions representing component securities comprising the Underlying Index and depositary receipts based on component securities in the Underlying Index (or, in the case of depositary receipts which themselves are component securities, underlying stocks in respect of such depositary receipt) are included in the above-noted investment policy.

In addition, the Trust has replaced the second non-fundamental policy in “Investment Policies” section of the SAI with the following:

No fund, under normal circumstances, may invest less than 80% of its assets, exclusive of collateral held from securities lending, in component securities that comprise its Underlying Index, TBA transactions representing component securities that comprise its Underlying Index, and in depositary receipts (including ADRs or GDRs) based on the component securities in its Underlying Index (or, in the case of an Underlying Index for which depositary receipts themselves are component securities, underlying stocks in respect of such depositary receipt).

Please note that unless derivatives are components of the Underlying Index, any derivatives that an ETF uses to gain exposure to the Underlying Index may not be counted for purposes of satisfying the investment of 80% of assets in components of the Underlying Index as required in the order. Please also reconcile your use of derivatives, with the statement that the Fund invests a substantial portion, but at least 80%, of its assets in securities comprising the Underlying Index.

Mark Cowan

May 22, 2017

Response: The Trust acknowledges that unless derivatives are components of the Underlying Index, any derivatives that a Fund uses to gain exposure to the Underlying Index may not be counted for purposes of satisfying the 80% requirement. The Trust confirms that each Fund will invest at least 80% of its assets in securities comprising its Underlying Index.

Also, please explain to the staff how each Fund will comply with the representations and conditions in the Funds’ exemptive order, and in particular, the requirement that a Fund invest at least 80% of its assets in components of an Index in light of the fact that the contemplated “put” is not a component of the index and nor is the Fund expected to write such a put. Please contact the staff so that we can better understand the index methodology and its compliance with your proposed exemptive application and its conditions.

Response: As noted, a put option is neither an index component nor an anticipated investment of a Fund for purposes of its 80% requirement. The methodology for each Underlying Index uses a mathematical calculation to determine allocations among the Constituent Indexes, in particular by reducing the Underlying Index’s equity exposure, that produce characteristics similar to those of a put option. Repeating this calculation on a frequent basis will “replicate” the economic experience of owning a put option so that the Funds are expected to experience returns similar to purchasing such a put option.

Index components are determined by the index methodology, including the replication of the put option. Once index components are determined, the respective Fund will invest at least 80% of its assets in components of the applicable Underlying Index as required by the pending exemptive order.

7.	Comment: Managed Risk. Please provide a plain English discussion of how “the Underlying Index is designed to simulate, through a rules based methodology, a dynamic portfolio with the aim of both managing the volatility of the Underlying Index and limiting losses from the Underlying Index’s equity exposure.”

Response: Each Underlying Index seeks to achieve two goals: (i) to manage the volatility of the Underlying Index and (ii) to limit losses from the Underlying Index’s equity exposure. The methodology seeks to achieve the first goal by allocating weightings among the Equity Index, Treasury Bond Index and T-Bill Index. In particular, during periods of increased volatility, the allocation to the Equity Index will be reduced and the allocations to the Treasury Bond Index and T-Bill Index will increase. During periods of decreased volatility, the allocation to the Equity Index will increase and the allocations to the Treasury Bond Index and T-Bill Index will be reduced. The methodology seeks the second goal by replicating a put option on the Underlying Index. As noted in response to Comment 6, the methodology for each Underlying Index uses a mathematical calculation to determine allocations among the Constituent Indexes that produce characteristics similar to those of a put option. Repeating this calculation on a frequent basis will “replicate” the economic experience of owning a put option so that the Funds are expected to see returns similar to purchasing such a put option.

Mark Cowan

May 22, 2017

8.	Comment: Rebalancing and Reconstitution Process. You state the Underlying Index rebalances on a daily basis. Please explain more fully how the Underlying Index changes, including how often it is reconstituted.

Response: Each Underlying Index rebalances its allocation among the three Constituent Indexes as directed by the methodology. The methodology reviews the allocation on a daily basis and rebalances accordingly. On days when the methodology review does not result in a reallocation, no rebalance will occur. There may be periods when the methodology does not allocate any portion of an Underlying Index to a particular Constituent Index. The length of these periods is not set and will vary depending on the results of the methodology.

In addition, each Constituent Index has its own rebalancing and reconstitution cycles. Each U.S. Equity Index (S&P 500 Index, S&P MidCap 400 Index and S&P SmallCap 600 Index) rebalances quarterly and reconstitutes throughout the year on an as-needed basis. Each International Equity Index (S&P EPAC Ex. Korea LargeMidCap Index and S&P Emerging Plus LargeMidcap Index) rebalances quarterly and reconstitutes annually. The Treasury Bond Index and T-Bill Index each rebalance and reconstitute monthly. To the extent a Constituent Index is included in the Underlying Index on the date of a Constituent Index’s rebalance or reconstitution, the Underlying Index will rebalance or reconstitute the portion of the Underlying Index allocated to the Constituent Index accordingly.

9.	Comment: Underlying Index Weighting Methodology. Please explain how components of the Underlying Index are weighted (e.g., free float-adjusted capitalization-weighted,[2] price-weighted,[3] equal-weighted[4] or fundamentally-weighted5).

Response: Each Underlying Index is allocated among three Constituent Indexes (the Equity Index, Treasury Bond Index and T-Bill Index). The allocation of each Constituent Index in the respective Underlying Index is determined by the Underlying Index’s rules-based methodology, which is being provided to the Staff under separate cover as noted in response to Comment 4, and varies depending on different factors described in each “The Fund’s Principal Investment Strategy” section. The index methodology for each Constituent Index uses the following weighting method:

•	S&P U.S. Treasury Bill 0-3 Month Index - market value weighted.

•	S&P U.S. Treasury Bond Current 5-Year Index - market value weighted.

[2]	Free float-adjusted capitalization-weighted means weighting the index’s components based on the available market capitalization that is not held by insiders, promoters and governments.
[3]	Price-weighted means each component has an equal number of shares – therefore, the higher the price, the heavier the weight in that security.
[4]	Equal-weighted means all of the securities are weighted in equal amounts.
[5]	Fundamentally-weighted means weighting an index’s components based on accounting figures – such as sales, earnings, book value, etc.

Mark Cowan

May 22, 2017

•	S&P 500 Index - float-adjusted market cap weighted.

•	S&P MidCap 400 Index - float-adjusted market cap weighted.

•	S&P SmallCap 600 Index - float-adjusted market cap weighted.

•	S&P EPAC Ex. Korea LargeMidCap Index - float-adjusted market cap weighted.

•	S&P Emerging Plus LargeMidcap Index - float-adjusted market cap weighted.

10.	Comment: Tracking Strategy. You state that each Fund uses a sampling strategy, but that it may also utilize a replication strategy. Please reconcile. Also, please disclose the number of index components (or a range) that each Fund invests in. Please also revise the “Index Tracking” risk depending on which strategy each Fund employs.

Response: The Trust does not believe the disclosure is inconsistent. Each Fund’s investment objective is to seek to track the investment results of its respective Underlying Index and each Fund may do so either through a sampling strategy or a replication strategy. The Trust does not believe that the ability to use a sampling strategy should prohibit a Fund from using a replication strategy when it is determined that a replication strategy will better permit the Fund to track its Underlying Index.

The Trust has added disclosure with a range of the number of index components in which each Fund invests.

The Trust believes the following sentence currently included in the “Index Tracking” risk addresses the risk of a sampling strategy:

The Sub-Adviser may attempt to replicate the Underlying Index return by investing in fewer than all of the securities in the Underlying Index, or in some securities not included in the Underlying Index, potentially increasing the risk of divergence between the Fund’s return and that of the Underlying Index.

11.	Comment: Underlying Index. You state that each Underlying Index was created in collaboration with the sub-adviser, Milliman Financial Risk LLC (Milliman). Please provide the staff information regarding Milliman’s role concerning the creation of each Underlying Index’s methodology and the algorithm on which the methodology is based. Please also provide the staff information regarding Milliman’s on-going involvement, if any, with each Underlying Index. In particular, does Milliman have or retain any intellectual property rights with respect to each Underlying Index or, as creator of the index, is it in possession of, or have access to, any non-public information about the Underlying Index methodology or screening criteria?

Response: Milliman created each Underlying Index’s methodology and algorithm in collaboration with S&P Dow Jones Indices LLC. Once the Underlying Indexes were created, Milliman’s involvement with each Underlying Index ceased and S&P Dow Jones Indices LLC retained full control. Milliman does not have or retain any intellectual property rights with respect to each Underlying Index, and Milliman is not in possession of, and does not have access to, any non-public information about the Underlying Index methodology or screening criteria.

Mark Cowan

May 22, 2017

12.	Comment: Derivatives Disclosure. Please revise the discussion of the use of derivatives, which should be tailored specifically to how the Fund expects to be managed. Similarly, with respect to the discussion of risks related to the use of derivatives by the Fund, the disclosure should not be of generic risks associated with each derivative type. See, letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010 (at http://www.sec.gov/divisions/investment/guidance/ici7010.pdf).

Response: The Trust believes the current disclosure is consistent with the letter from Barry Miller cited in the comment. Each “The Fund’s Principal Investment Strategy” section notes when the Fund may use derivatives (when its sub-advisor believes doing so will enhance the Fund’s ability to track its Underlying Index). In addition, the “More on Risks of Investing in the Funds” section provides a discussion of the risks associated with the specific types of derivatives the Funds may use.

Principal Risks

13.	Comment: New Fund Risk. Please add a risk factor for “New Fund Risk” disclosing that the Fund is new with no operating history, and therefore there can be no assurance that the Fund will be able to implement its investment strategy or that the Fund will grow to or maintain an economically viable size, which might lead the Board to determine to liquidate the Fund without shareholder approval at a time that is not favorable for all Fund shareholders and that may trigger income tax consequences for shareholders.

Response: The Trust has added a “New Fund Risk” as requested.

14.	Comment: Sampling Risk. Please add a risk factor for “Sampling Risk” disclosing that the Fund’s use of a representative sampling approach will result in its holding smaller number of securities than are in the Underlying Index, and as a result, an adverse development respecting an issuer of a security held by the Fund could result in a greater decline in NAV than would be the case if the Fund used a full replication strategy and held all of the securities in the Underlying Index.

Response: The Trust has revised the “Index Tracking Risk” to include the information requested.

15.	Comment: Authorized Participant Related Risks. Please confirm whether securities underlying the ETF are traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF’s shares. In addition, please note that this could in turn lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Mark Cowan

May 22, 2017

Response: The Trust has added the requested disclosure.

16.	Comment: Portfolio Turnover Risk. Given the fact that the Underlying Index rebalances on a daily basis, please include any applicable risks related to excessive portfolio turnover costs.

Response: A discussion of Portfolio Turnover Risk has been included for each Fund.

Performance

17.	Comment: Please identify, supplementally, the broad-based securities index that each Fund will utilize. Will each Fund use the Underlying Index as its principal benchmark index? If so, please explain in your letter responding to these comments how each Underlying Index meets the definition for an “appropriate broad-based securities market index” as set forth in Instruction 5 to Item 27(b)(7) of Form N-1A.

Response: Each Fund intends to use its respective Underlying Index as its principal benchmark. Instruction 5 to Item 27(b)(7) states that an “appropriate broad-based securities market index” is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” Each Underlying Index is administered by S&P Dow Jones Indices LLC, which is not affiliated with the respective Fund, the investment adviser, investment sub-adviser or principal underwriter.

DeltaShares S&P MidCap 400 Managed Risk ETF, DeltaShares S&P SmallCap 600 Managed Risk and DeltaShares S&P Emerging Markets Managed Risk ETF

18.	Comment: Each of these Fund’s name suggests that the Fund focuses on a particular type of investment (i.e., mid-cap, small-cap and emerging markets, respectively). Pursuant to rule 35d-1 of the Investment Company Act, each Fund is required to invest at least 80% of its net assets, plus borrowings for investment purposes, in the type of investment suggested by its name. This is in addition to the exemptive order’s requirement to invest at least 80% of assets in components of the Fund’s Underlying Index. Please revise disclosure to reflect compliance with the rule 35d-1 requirement.

Response: The Trust has revised the names of each Fund as follows:

Old Name	New Name
DeltaShares S&P MidCap 400 Managed Risk ETF	DeltaShares S&P 400 Managed Risk ETF

DeltaShares S&P SmallCap 600 Managed Risk	DeltaShares S&P 600 Managed Risk

DeltaShares S&P Emerging Markets Managed Risk ETF	DeltaShares S&P Emerging Plus Managed Risk ETF

Mark Cowan

May 22, 2017

In addition, the DeltaShares S&P International Managed Risk ETF includes the term “international” in its name. Please describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001).

Response: The S&P EPAC Ex. Korea LargeMidCap Index is the Equity Index within the S&P EPAC Ex. Korea LargeMidCap Managed Risk 2.0 Index. The Equity Index is an ex-U.S. index (i.e., it does not include U.S. companies) that currently includes companies from approximately 28 different countries in the Europe and Asia Pacific regions. Therefore, because the Fund seeks to track the Underlying Index by investing a substantial portion of its assets in securities comprising the Underlying Index, to the extent a portion of the Underlying Index is allocated to the Equity Index, the Trust believes the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world.

DeltaShares S&P International Managed Risk ETF

19.	Comment: International Securities Disclosure. Please disclose that, where all or a portion of the ETF’s underlying securities trade in a market that is closed when the market in which the ETF’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares. This comment is also applicable to the DeltaShares S&P Emerging Markets Managed Risk ETF.

Response: The “Fluctuation of Net Asset Value, Share Premiums and Discounts” discussion has been revised as follows:

Fluctuation of Net Asset Value, Share Premiums and Discounts. The net asset value of Fund Shares will generally fluctuate with changes in the market value of a Fund’s securities holdings. The market prices of Fund Shares will generally fluctuate in accordance with changes in a Fund’s net asset value and supply and demand of Fund Shares on the Exchange. It cannot be predicted whether Fund Shares will trade below, at or above their net asset value. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Fund Shares will be closely related to, but not identical to, the same forces influencing the prices of the securities of an Index trading individually or in the aggregate at any point in time. In addition, where all or a portion of a Fund’s holdings trade in a market that is closed

Mark Cowan

May 22, 2017

when the market in which the Fund Shares are listed and trading open, there may be changes between the last quote from the closed foreign market and the value of such holding during the Fund’s domestic trading day that may lead to differences between the market price and the net asset value of the Fund Shares. The market prices of Fund Shares may deviate significantly from the net asset value of Fund Shares during periods of market volatility. However, given that Fund Shares can be created and redeemed in Creation Units (unlike shares of many closed-end funds, which frequently trade at appreciable discounts from, and sometimes at premiums to, their net asset value), the Investment Manager (and Sub-Adviser, as applicable) believe that large discounts or premiums to the net asset value of Fund Shares should not be sustained over long periods. While the creation/redemption feature is designed to make it likely that Fund Shares normally will trade close to a Fund’s net asset value, disruptions to creations and redemptions or market volatility may result in trading prices that differ significantly from such Fund’s net asset value. If an investor purchases Fund Shares at a time when the market price is at a premium to the net asset value of Fund Shares or sells at a time when the market price is at a discount to the net asset value of Fund Shares, then the investor may sustain losses.

20.	Comment: Financial Sector Risk. Please disclose what aspect of the Fund’s principal investment strategy gives rise to Financial Sector Risk as a principal risk.

Response: The following disclosure has been added to the discussion of Financial Sector Risk:

When the Underlying Index is significantly allocated to the Equity Index and the Equity Index is focused on a particular sector or sectors, the Fund will focus in the same sector or sectors. As of [                    , 2017,] a significant portion of the Equity Index was focused in the financial sector.

DeltaShares S&P Emerging Markets Managed Risk ETF

21.	Comment: Financial Sector and Information Technology Sector Risk. Please disclose what aspect of the Fund’s principal investment strategy gives rise to Financial Sector Risk and Information Technology Sector as principal risks.

Response: The following disclosure has been added to the discussion of Financial Sector Risk and Technology Sector Risk, respectively:

When the Underlying Index is significantly allocated to the Equity Index and the Equity Index is focused on a particular sector or sectors, the Fund will focus in the same sector or sectors. As of [                    , 2017,] a significant portion of the Equity Index was focused in the financial sector.

When the Underlying Index is significantly allocated to the Equity Index and the Equity Index is focused on a particular sector or sectors, the Fund will focus in the same sector or sectors. As of [                    , 2017,] a significant portion of the Equity Index was focused in the information technology sector.

Mark Cowan

May 22, 2017

22.	Comment: Geographic Focus Risk. If the Fund will focus investment in particular geographic areas, such as China, as part of the Fund’s principal investment strategy, please disclose this fact and the associated risks.

Response: The following disclosure has been added to the discussion of Geographic Focus Risk:

When the Underlying Index is significantly allocated to the Equity Index and the Equity Index is focused on a particular geographic area or areas, the Fund will focus in the same area or areas. As of [_______, 2017,] a significant portion of the Equity Index was focused in China.

DeltaShares S&P MidCap 400 Managed Risk ETF and DeltaShares S&P SmallCap 600 Managed Risk ETF

23.	Comment: Capitalization Range. Please disclose the market capitalization range represented by each Underlying Index based on a recent date.

Response: The market capitalization range of the Equity Index portion of the Underlying Indexes for the Delta Shares S&P MidCap 400 Managed Risk ETF and Delta Shares S&P SmallCap 600 Managed Risk ETF as of a recent date will be included. As government bond indexes, neither the Treasury Bond Index nor the T-Bill Index has a market capitalization.

More on Each Fund’s Strategies and Investments (p. 23)

24.	Comment: The first sentence of this section refers investors to each Fund’s “Principal Investment Strategy” section under “Fund Summaries” for a complete discussion of each Fund’s principal investment strategies. Form N-1A provides that the principal investment strategies required by Item 4 in the Summary should be based on the information given in response to Item 9, and should be a summary of that information. Accordingly, please describe each Fund’s principal investment strategies in the Item 9 disclosure. If the Funds’ position is that they have disclosed everything about their principal investment strategies in the summary, then the Funds have not provided a summary or followed the layered disclosure regime adopted by the Commission. See June 2014 Guidance Regarding Mutual Fund Enhanced Disclosure. Please revise this section accordingly.

Response: The Trust notes that, as compared to each “Principal Investment Strategy” section, the “More on Each Fund’s Strategies and Investments” section more fully discloses the types of investments in which a Fund may invest as well as a more enhanced description of the Funds’ sampling strategy. The Trust further notes that General Instruction C.3(a) to Form N-1A states “information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, the Trust believes the sentence referring investors to each Fund’s

Mark Cowan

May 22, 2017

“Principal Investment Strategy” section under “Fund Summaries” for a complete discussion of each Fund’s principal investment strategies is more appropriate than restating that information in the “More on Each Fund’s Strategies and Investments” section.

More on Principal Risks (pp. 23-30)

25.	Comment: Certain disclosure responsive to Item 9 of Form N-1A appears to duplicate the disclosure from Item 4. As Item 4 requires a summary of Item 9 information, please consider removing the unnecessary duplication of this disclosure. See IM Guidance Update No. 2014-8 (Mutual Fund Enhanced Disclosure) June 2014

(http://www.sec.gov/investment/im-guidance-2014-08.pdf).

Response: The Trust believes the disclosure is appropriate and therefore respectfully declines to take this comment.

26.	Comment: Also, please clearly identify which of the risks are principal for each Fund, perhaps with the use of a chart at the beginning of the section. See General Instruction C.3.(b) of Form N-1A and June 2014 Guidance Regarding Mutual Fund Enhanced Disclosure. Consider whether the same approach would be useful for each Fund’s strategies and investments in the preceding section.

Response: A parenthetical has been added before each risk to identify which of the risks are principal for each Fund.

More on Certain Additional Risks (p. 30)

27.	Comment: Please revise the topic heading by deleting “More on” to avoid confusion. Any additional risks will be appearing for the first time in this section. Some of the risks listed in this section seem to be principal risks (e.g., Concentration, Authorized Participants, Cost of Buying and Selling Shares, and Trading Issues). Please revise to ensure that all principal risks are included in the previous section.

Response: “More on” has been deleted from the topic heading.

28.	Comment: Concentration Risk. The disclosure states that a Fund’s assets will generally be concentrated in an industry or group of industries to the extent that the Fund’s Underlying Index concentrates in a particular industry or group of industries. Please disclose whether any Underlying Index is currently concentrated and, if so, disclose the specific industry or group of industries in which the Underlying Index is concentrated.

Response: The following disclosure has been added to the discussion of Concentration Risk:

When an Underlying Index is significantly allocated to an Equity Index and the Equity Index is concentrated in a particular industry or industries, the Fund will concentrate in the same industry or industries. As of [                    , 2017,] the Equity Index with respect to the [                    ] ETF was concentrated in the [                    ] industry.

Mark Cowan

May 22, 2017

Additional Purchase and Sale Information (p. 34)

29.	Comment: Please disclose: (a) what fees the IOPV does and does not include, for example, operating fees or other accruals; and (b) whether non-U.S. securities held by the Fund will be valued based on closed foreign markets prices updated only for currency changes.

Response: The disclosure has been updated to reflect the following: (i) the IOPV is generally based on the current market value of the Fund’s portfolio holdings, less accrued expenses, divided by the number of shares of the Fund outstanding, as of the time of the prior day’s NAV calculation, and (ii) non-U.S. securities held by the Fund will be valued based on closed foreign markets prices updated only for currency changes.

Additional Information (p. 37)

30.	Comment: The disclosure states “Neither this Prospectus nor the SAI is intended to give rise to any contract rights or other rights of any shareholder, other than any rights conferred explicitly by federal or state securities laws that may not be waived.” Please explain the basis for this disclosure.

Response: Under state law, the existence of a contract depends on the intent of the parties to form a contract. The disclosure contained in the Funds’ prospectus and SAI is intended to satisfy the requirements of the federal securities laws and to offer shares of the Funds for sale, and is not intended to form a contract under state law between a Fund and any investor. The language noted in the comment above is intended to clarify that the Funds do not intend to form a contract with any investor.

Statement of Additional Information

Additional Information about Fundamental Investment Policies (p. 3)

31.	Comment: Concentration Policy. With respect to the fundamental policy relating to concentration: Please revise fundamental policy No. 7 to include language that the Fund may not concentrate in a group of industries. See section 8(b) of the Investment Company Act.

Response: Fundamental policy No. 7 has been revised as follows:

The fund may not make any investment if, as a result, the fund’s investments will be concentrated in any ~~one~~ industry or group of industries, as the relevant terms are used in the 1940 Act, as interpreted or modified by regulatory authority having jurisdiction, from time to time, except as may be necessary to approximate the composition of the Fund’s underlying index.

Mark Cowan

May 22, 2017

a.	The disclosure states that the policy will not apply to securities of municipal governments and their authorities, agencies, instrumentalities or political subdivisions. Please note that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies. Accordingly, a carve-out for these municipal securities should be included in this disclosure.

Response: The Trust has removed the noted disclosure.

b.	Foreign government securities are not government securities which can be excluded for concentration purposes. A registrant may not reserve freedom of action to concentrate in securities issued by a foreign government without clearly indicating when and under what specific conditions any changes between concentration and non-concentration will be made. Please revise disclosure in this paragraph accordingly. See Dear Registrant Letter December 2, 1992.

Response: The Trust has removed the noted disclosure.

d.	Please explain what you mean by the following “A type of investment will not be considered to be an industry under the policy?” The Staff takes the position that every investment other than investments in government securities, domestic bank deposit instruments or tax exempt securities issued by governments or their political subdivisions (excluding private activity municipal debt securities) is an investment in some industry or group of industries.

Response: The disclosure is meant to clarify that a type of investment (e.g., equity securities, fixed income securities, investment companies, etc.) is not itself an industry. In other words, equity securities are not a separate industry, rather a Fund will look to the issuer of the equity security to determine the industry.

Swaps, Caps, Floors and Collars (p 13)

32.	Comment: Please revise your disclosure to state that with respect to credit default swaps where a Fund is the seller, the Fund will segregate the full notional amount of the credit default swap to cover such obligations.

Response: The Trust has revised the disclosure as requested.

Sub-Advisory Fees (p. 30)

33.	Comment: Please disclose the compensation of each investment adviser, including sub-advisers as required by Item 19(a)(3) of Form N-1A. The sub-adviser compensation must be disclosed regardless of whether the sub-adviser is paid by the Fund or the primary Adviser. Please also state whether the Fund has aggregate fee relief.

Mark Cowan

May 22, 2017

Response: The Trust respectfully disagrees that sub-adviser compensation must be disclosed regardless of whether the sub-adviser is paid by the Fund or the primary adviser. Item 19(a)(3) of Form N-1A requires the Trust to disclose the method of calculating the advisory fee payable by the Fund. The Registration Statement will include the management fee paid by each Fund to the Investment Manager. As disclosed in the “Sub-Advisory Fees” discussion in the SAI, the Investment Manager, and not any Fund, is responsible for paying the sub-adviser for its services, and sub-advisory fees are the Investment Manager’s expense. As a result, the Trust believes the current disclosure is appropriate and consistent with Item 19(a)(3) of Form N-1A. The Trust does not have aggregate fee relief.

Purchase and Redemption of Creation Units (p. 33)

34.	Comment: The section references both “Net Asset Value Determination” and “Determination of Net Asset Value.” However, the subsequent heading on page 38 is “Net Asset Value Determination.” Please revise for consistency.

Response: The references have been updated to “Net Asset Value (“NAV”) Determination,” consistent with the heading on page 38.

Part C

Undertakings

35.	Comment: It is unclear why you have indicated that the Undertaking required by Item 35 of Form N-1A is “None.” Please revise the undertaking to state that Fund will file by amendment to the registration statement certified financial statements showing the initial capital for the Fund or explain to the staff why the undertaking is not necessary.

Response: The Registrant has declined to change the response to Item 35 because it will have the necessary net worth required by Section 14 of the 1940 Act by the time of the effectiveness of the Registration Statement.

Signatures

36.	Comment: Prior to effectiveness of the registration statement, the Fund must have a board of trustees whose composition complies with the applicable provisions of the 1940 Act. Also, please note under Section 6(a) of the Securities Act, the signature page of a registration statement is required to be signed by the issuer (e.g., secretary), principal executive officer, principal financial officer (and, if different, principal accounting officer), and a majority of the directors or trustees. The signature page of the registration statement does not appear to comply with Section 6(a). Please conform the signature page accordingly in the next pre-effective amendment to the registration statement.

Mark Cowan

May 22, 2017

Response: The Trust acknowledges that a board of trustees will be appointed prior to the effectiveness of the registration statement and a majority of the trustees will sign the registration statement. The Trust notes that the registration statement filed on March 13, 2017 was signed by the Trust, its president and chief executive officer, its chief financial officer and controller, and its sole initial trustee, consistent with Section 6(a) of the Securities Act. The Trust thus believes its signature page complies with Section 6(a) of the Securities Act.

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Very truly yours,

/s/ Tané Tyler
Tané Tyler
Vice President, Assistant General Counsel, Chief Legal Officer and Secretary Transamerica Asset Management, Inc.